UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: February, 2021

Commission file number: 001-35571

Gold Standard Ventures Corp.

Suite 610 - 815 West Hastings Street
Vancouver B.C., Canada V6C 1B5
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [   ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is being filed solely for purposes of adding Exhibit 99.2, which was inadvertently omitted from the original filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Jordan Neeser
Name:	Jordan Neeser
Title:	Chief Financial Officer & Corporate Secretary

Dated: September 24, 2021

EXHIBIT INDEX

EXHIBIT 99.2 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-248661), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

Exhibit	Description
99.1	News Release dated February 17, 2021
99.2	Material Change Report dated February 19, 2021